UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 2, 2021

(Date of Report (Date of earliest event reported))

CANN AMERICAN CORP.

(Exact name of registrant as specified in its charter)

Wyoming	84-3208139
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

320 Santana Drive, #C, Cloverdale, California	95425
(Address of principal executive offices)	(ZIP Code)

(770) 866-6250

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Extension of Offering

As previously discussed in the Offering Circular, the current offering pursuant to Tier 1 of Regulation A promulgated under the Securities Act of 1933, as amended, of Cann American Corp., a Wyoming corporation (the “Company”), was set to terminate on February 3, 2021. The Company has extended the offering 60 days to April 4, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANN AMERICAN CORP.

Date: February 3, 2021	By:	/s/ Jason Black
	Name:	Jason Black, CEO